UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 363rd MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY, 31st, 2019

1.         DATE, TIME AND PLACE: At 9 a.m., on January, 31st, 2019 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaw of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaw.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve, the 2019 Short Term incentives targets for the Executive Officers, according to document filed in the Company’s headquarters.

(iii) To approve the election of Mr. YueHui Pan, appointed by the Company’s CEO, as an Executive Officer/Financial Executive Officer and Investors Relations Officer, as applicable, in the following subsidiary companies: Companhia Paulista de Força e Luz (“CPFL Paulista”); Companhia Piratininga de Força e Luz (“CPFL Piratininga”); RGE Sul Distribuidora de Energia S.A. (“RGE”); Companhia Jaguari de Energia (“CPFL Santa Cruz”); NECT Serviços Administrativos Ltda. (“NECT”); CPFL Total Serviços Administrativos Ltda. (“CPFL Total”); CPFL Telecom S.A. (“CPFL Telecom”); CPFL Serviços Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”); CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”); CPFL  Atende Centro de Contatos e  Atendimentos Ltda. (“CPFL Atende”); TI Nect Serviços de Informática Ltda. (“TI Nect”); CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro

Agudo”); CPFL Transmissão  Maracanaú S.A. (“CPFL Transmissão Maracanaú”); CPFL Eficiência Energética S.A. (“CPFL Eficiência”); Sul Geradora   Participações S.A. (“CPFL Sul Geradora”); CPFL GD S.A. (“CPFL GD”); CPFL  Geração de Energia S.A. (“CPFL Geração”); CPFL Jaguari de  Geração de Energia Ltda. (“CPFL Jaguari de Geração”); Paulista  Lajeado Energia S.A. (“Paulista Lajeado”); CPFL Centrais  Geradoras Ltda. (“CPFL Centrais Geradoras”); CPFL Comercialização  Brasil S.A. (“CPFL Brasil”); CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”);  Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”);  CPFL  Comercialização Cone Sul S.A. (“CPFL Cone Sul”); CPFL  Planalto Ltda. (“CPFL Planalto”), CPFL Transmissão Sul I S.A.; CPFL Transmissão Sul II S.A..

Mr. Pan will occupy the place of Mr. Gustavo Estrella at the time of his resignation as Executive Officer in the subsidiaries. The Board of Directors authorizes the abovementioned substitution and recommends the favorable vote to the Company’s representatives in the subsidiaries to accept Mr. Estrella’s resignation and to elect Mr. Pan at the appropriated time.

(iv) To approve CPFL Energias’ CEO’s appointment of Mr. Xinjian Chen and Mr. Vitor Fagali de Souza to be elected as temporary effective Members of the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), for one or more terms of 30 days, until the election of the effective members of the Board of Directors, appointed by CPFL Renováveis’ Shareholders’ Meeting held on January 09th, 2019.

(v) To approve, in terms of Resolution N. 2019007-E, the cancellation of the charge regarding the guarantee contract executed between CPFL Energia and CPFL Energias Renováveis S.A. (“CPFL Renováveis”) to guarantee the issuance of ERSA17 debenture, as approved on the 311th Meeting of the Board of Directors (BoD), held in December 14th, 2016 and agreement executed in July 2017;

(vi) To recommend, in terms of Resolution N. 2019007-E, the favorable vote to its representatives in the deliberative bodies of the subsidiary CPFL Renováveis for the cancellation of the charge in the guarantee agreement executed between CPFL Energia and CPFL Renováveis to guarantee the issuance of debentures ERSA17, as above mentioned.

(vii) To approve, in terms of Resolution N. 2019008-C, a  technical feasibility study of realization of deferred tax asset balances, in accordance with CVM Instruction 371/2002, in 2018, allowing the accounting recognition of the credit in the total amount of R$ 519.936.405,44 (five hundred and nineteen million nine hundred and thirty-six thousand four hundred and five reais and forty-four cents), to be divided among CPFL Group’s companies, considering for CPFL Energia the amount of R$ 113,862,606.29 (one hundred and thirteen million, eight hundred sixty-two thousand, six hundred and six reais and twenty-nine cents);

(ii) To recommend, in terms of Resolution N. 2019008-C, the favorable vote to its representatives in the deliberative bodies of the controlled companies for  a  technical feasibility study of realization of deferred tax asset balances, in accordance with CVM Instruction 371/2002, in 2018,  allowing the recognition of the credit in the following amounts: (a) for RGE, in the amount of R$ 305,935,428.89 (three hundred and five million, nine hundred and thirty-five thousand, four hundred and twenty-eight reais and eighty-nine cents), (b) for CPFL Brasil Varejista, in the amount of R$ 606,695.00 (six hundred and six thousand, six hundred and ninety-five reais), (c) For CPFL Serviços, in the amount of R$ 12,336,540.35 (twelve million, three hundred and thirty-six thousand, five hundred and forty reais and thirty-five cents) and (d) for CPFL Renováveis, in the amount of R$ 87,195,134.92 (eighty-seven million, one hundred and ninety-five thousand, one hundred and thirty-four reais and ninety-two cents).

(ix) To approve Instituto CPFL’s 2019 Annual Plan, in accordance with the proposal presented by Instituto CPFL’s Superintendent, that shall be filed at the Company’s headquarters.

The following items were presented: (a) Interim VPN and Interim Deputy CFO; (b) Market Risk – 5 year directional risk limit; (c) BoD Self-Evaluation Questionnaire; (d) Business Development Follow Up; (e) Monthly Results; (f) Monthly Health and Safety Report; and (g) Pipeline.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, January, 31st, 2019.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.